

May 24, 2012

<u>Via E-mail</u>
Adrian D. Murphy
Chief Financial Officer
Dynacast International LLC
Dynacast Finance Inc.
14045 Ballantyne Corporate Place, Suite 300
Charlotte, North Carolina 28277

   Re: Dynacast International LLC
      Dynacast Finance Inc.
      Amendment No. 1 to Registration Statement on Form S-4
      Filed May 10, 2012
      File No. 333-179497

Dear Mr. Murphy:

  We have reviewed your registration statement and have the following comments.

<u>Unaudited Pro forma Condensed Financial Information, page 54</u>

1. We note your response to comment 10 in our letter dated March 9, 2012. Please revise the title of the final line item in your pro forma statements of operation to highlight the fact that it excludes non-recurring charges directly attributable to the transaction.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 59</u>

<u>Critical Accounting Policies, page 77</u>

<u>General</u>

2. We note your response to comment 24 in our letter dated March 9, 2012, and the additional disclosures regarding property and equipment. Please revise your registration statement to also include a critical accounting policy for the valuation of intangible assets, including a discussion of the significant assumptions used in your impairment analyses.

Financial Statements, page F-1

General

3. Please revise your registration statement to provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Note 2 – Summary of Significant Accounting Policies, page F-10
Revenue Recognition, page F-13

4. We note your response to comment 29 in our letter dated March 9, 2012. Please revise your disclosures to indicate the percentage of tooling revenue you recognized during each period presented. Please also revise your disclosures to indicate when you recognize amounts you defer related to replacement tools that are not separately priced

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or, in his absence, Anne McConnell, Senior Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
        Elizabeth G. Wren, Esq.